[Letterhead of Holme Roberts & Owen LLP]

August 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Michele M. Anderson, Legal Branch Chief

Re:                               ICO Global Communications (Holdings) Limited
Amendment No. 3 to Registration Statement on Form 10
File No. 0-52006

Dear Ladies and Gentlemen:

On behalf of ICO Global Communications (Holdings) Limited, a Delaware corporation (“ICO”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 3 to the Registration Statement on Form 10 of ICO (“Amendment No. 3”).  Amendment No. 3 includes revisions in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter, dated August 1, 2006, to David Bagley, ICO’s Senior Vice President (the “Comment Letter”).  Pursuant to Exchange Act Rule 12b-15, Amendment No. 3 contains the complete text of the items which have been amended.

ICO has narrowed the scope of its previous request for confidential treatment as requested.  In connection with the filing of Amendment No. 3, ICO is also resubmitting exhibits 10.1 and 10.2 to Amendment No. 3 (“Exhibit 10.1” and “Exhibit 10.2”), which have been revised to include certain previously redacted information in response to the Staff’s comments.  Concurrently with this letter ICO is transmitting an amended application for confidential treatment of certain portions of Exhibits 10.1 and 10.2 (the “Amended Application”).

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

General

1.                                       Comment: Please consolidate your two applications for confidential treatment into one application.

Response: As requested, we have consolidated the two applications into the Amended Application.

2.                                       Comment: Revise the combined application to specify the locations (in the exhibits) of each item for which confidential treatment is sought, as well as the category of information—i.e., economic, commercial performance, or technical specification—under which each redacted item is included. See Section II.C.4 of the Division of Corporation Finance Staff Legal Bulletin 1A.

Response: We have revised the combined application as requested by adding two charts, commencing on page 2 of the Amended Application, which specify the location and the category of information for each portion of redacted information in each of Exhibits 10.1 and 10.2, respectively.

3.                                       Comment: Please identify and provide a factual analysis of the basis for confidential treatment for each omitted piece of information. That is, you should provide a demonstration of the substantial competitive or commercial harm to the applicant with respect to each individual term omitted from the exhibits. Please note that, where the application seeks to omit different types of information, e.g., trade secrets and financial information, rather than applying a general analysis of competitive harm and immateriality of redacted information to all three categories of information, the application should address each type separately and should describe anything about the issuer’s business or the specific contract that would help the staff evaluate the sensitivity and importance of the information to the issuer. See Section II. C.2 of the Division of Corporation Finance Staff Legal Bulletin 1A.

Response: The charts described in the previous response, along with the expanded analysis in the sections that follow the charts, provide a factual and legal analysis of the basis for the exemption with respect to each redacted portion.

4.                                       Comment: In addition, it is generally inappropriate for a company to seek confidential treatment of entire sections of an exhibit “without an analysis that specifically addresses: (i) why the disclosure of the existence of the section would be commercially harmful; and (ii) why its disclosure is not necessary for the protection of investors.” See Section II.C.1 of the Division of Corporation Finance Staff Legal Bulletin 1A. Please revise your application and unredacted Exhibits A and D to Exhibit 10.2, as well as the unredacted copies of Exhibits A through J to Exhibit 10.1, to narrowly tailor your request for confidential treatment. Alternatively, provide a detailed explanation in your revised application for why it is appropriate to omit entire sections of those exhibits.

Response:  ICO has revised its application for confidential treatment to seek protection only for specific portions of exhibits A, B, E and G to Exhibit 10.1 and exhibits A and D to Exhibit 10.2.  For the reasons discussed more fully in the Amended Application, ICO continues to seek confidential treatment for exhibits C, D, H and J to Exhibit 10.1 in their entirety.  In addition, for the reasons discussed in the Amended Application, ICO continues to seek confidential treatment for exhibit F to Exhibit 10.1 in its entirety.

5.                                       Comment: Confidential treatment cannot be granted with respect to information that has been publicly disclosed. See Section 2.B.1 of the Division of Corporation Finance Staff Legal Bulletin 1A.  Revise to limit your request to information that has not previously been disclosed, or expand the application to support any claim that the information has not been disclosed previously. For example, it appears that the following redacted information is already disclosed in your registration statement on Form 10, or is readily determinable from the disclosure contained in that document:

•                  The firm fixed price payable to Space Systems/Loral, Inc., contained in Article 4.1 of Exhibit 10.1, can be determined by combining the amount of payments made to Loral in 2005, as disclosed in the MD&A section of the Form 10, and the amount of remaining payments to Loral included in Note 8 to the financial statements;

•                  Some of the information under Article 22.2 of Exhibit 10.1 relating to liquidated damages payable by Loral for failure to meet the FCC milestones, as well as other references throughout the exhibit to “FCC Events,” are contained in Note 8 to the financial statements filed with the Form 10;

•                  The period of time during which you can exercise the satellite option in Article 24.1 of Exhibit 10.1 is disclosed on page 44 of the amended Form 10 and Note 8 to the financial statements;

•                  The commencement date of the launch period in Article 5.1 of Exhibit 10.2 is disclosed on page 44 of the amended Form 10.

These are examples only.

Response: We have revised Exhibits 10.1 and 10.2 to include the information requested by the Staff in the above comment.  With regard to the second bullet, however, please note that Note 8 to the financial statements references the concept of Loral’s payment of liquidated damages for failure to meet “FCC satellite construction implementation milestones,” and that certain references to the defined term “FCC Events” occur in two sections where they are used as terms for a provision unrelated to liquidated damages.  We have therefore maintained our request for confidential treatment for those references.

6.                                       Comment: You should indicate in the exhibit index of the Form 10 that the portions of the exhibit that you have omitted based upon a request for confidential treatment have been filed with the Commission.

Response: We have revised the index as requested.

Exhibit 10.1

7.                                       Comment: We note that Exhibits C, D, H, and J to Exhibit 10.1 include a legend that the entire exhibit was redacted “pursuant to U.S. International Traffic in Arms Regulation (ITAR), 22 CFR 120-130.” To the extent that the cited regulations and correspondence from the relevant departments, such as the U.S. State Department and the Directorate of Defense Trade Controls, will provide further support to your request for confidential treatment, revise the application to discuss the requirements of those regulations, including the effect on your business if you fail to comply with the regulations, and to furnish the relevant correspondence.

Response: The Amended Application has an expanded and more detailed discussion of the effects of the International Traffic in Arms Regulation (“ITAR”) in response to this comment.  We note that Space Systems/Loral, Inc., the other party to Exhibit 10.1, has determined that exhibits C, D, H, J to Exhibit 10.1 are subject to ITAR.  We believe their determination to be reasonable.

8.                                       Comment: Your application indicates that you are seeking confidential treatment of the portions redacted from Exhibit 10.1 through July 1, 2017. Please note that we are generally disposed to recommend grant of confidential treatment for a term no longer than 10 years. Please revise your request accordingly.

If necessary, you may request an extension of a confidential treatment period by filing another confidential treatment request. You should file the extension request before the expiration date of the original request.

You also should include the following information in the extension request:

•                  A legal analysis of why the material must remain confidential for the additional time period;

•                  A copy of the original exhibit, highlighted or bracketed to show the confidential information;

•                  Copies of the original request, any amended requests, and staff comment letters;

•                  A copy of the most recent order granting confidential treatment.

Response: The Amended Application requests confidential treatment of the redacted portions of Exhibit 10.1 for a term of ten years ending August 1, 2016.  As discussed in more detail in the Amended Application, ICO has requested that confidential treatment of the redacted portions contained in Exhibit 10.2 be granted only through August 1, 2010.

ICO notes that it retains the right to file an application for extension of the confidential period for either or both exhibits consistent with the staff’s comments.

Exhibit 10.2

9.                                       Comment: Your analysis of the likelihood of substantial competitive injury as a result of disclosure of the confidential portions of Exhibit 10.2 is based in part on the assertion that competitors could use the redacted information to “estimate the Company’s progress toward meeting the milestones to maintain its FCC authorization and providing MSS services.” It is unclear why your competitors’ ability to estimate your progress would result in competitive harm to you since it appears that your ability (or inability) to meet the milestones on a timely basis, including availability of the satellite for launch by July 1, 2007, maintain your MSS authorization, and complete your MSS System is information that is material to your investors and should be disclosed in your filings with the Commission. Please refine your analysis to better explain the harm to your competitive position.

Response: ICO has refined the analysis, as requested.  Please see page 25 of the Amended Application.

10.                                 Comment: It is not clear why disclosure of the total launch price to be paid for the Launch Service may cause competitive harm if disclosed, particularly since a substantial portion of the amount payable to Lockheed is ascertainable after reviewing your MD&A section of the Form 10. Please revise or expand to explain why this information is an appropriate subject for confidential treatment.

Response:  We believe that only a very broad range for the total launch price is determinable from the disclosure included in the MD&A section of Amendment No. 2.  Disclosure of the actual price would therefore provide substantial information to the competitors of both ICO and the launch provider.  This information, in turn, would cause substantial competitive harm by undermining the ability of both ICO and the launch provider to negotiate future contracts with other entities.

*        *        *        *

If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Garth Jensen at (303) 866-0368.

Sincerely,

/s/ Garth B. Jensen

Garth B. Jensen

cc:                                 Derek Swanson, Staff Attorney, SEC
J. Timothy Bryan, CEO, ICO
John Flynn, General Counsel, ICO
Dennis Schmitt, Senior Vice President, Finance, ICO
David Bagley, Senior Vice President, Corporate Development, ICO
David Baca, Davis Wright Tremaine LLP
Paul Bradley Bifford, Davis Wright Tremaine LLP